

10012998

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2009

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _______ to _______

Commission file number: 0-24571

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Pulaski Bank Savings and Ownership Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Pulaski Financial Corp.
12300 Olive Boulevard
St. Louis, Missouri 63141

REQUIRED INFORMATION

1. Not applicable.

2. Not applicable.

3. Not applicable.

4. The Pulaski Bank Savings and Ownership Plan (the "Plan"), is subject to the requirements of the Employee Retirement Income Security Act of 1974 ("ERISA"). Attached hereto as Appendix I is a copy of the Plan's most recent financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA.

APPENDIX I
FINANCIAL STATEMENTS

PULASKI BANK SAVINGS & OWNERSHIP PLAN

FINANCIAL STATEMENTS
WITH
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2009

PULASKI BANK SAVINGS & OWNERSHIP PLAN
Index
December 31, 2009 and 2008

* Other schedules required by 29 CFR 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

BROWN SMITH WALLACE LLC
1050 N. LINDBERGH BOULEVARD ST. LOUIS, MO 63132 PH 314.983.1200 FX 314.983.1300 WWW.BSWLLC.COM
A MEASURABLE DIFFERENCE℠

Report of Independent Registered Public Accounting Firm

To Participants and Administrator of
The Pulaski Bank Savings & Ownership Plan

We have audited the accompanying statements of net assets available for benefits of the Pulaski Bank Savings & Ownership Plan (the Plan) as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we Plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Pulaski Bank Savings & Ownership Plan as of December 31, 2009 and 2008, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) and delinquent participant contributions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Brown Smith Wallace, LLC

June 21, 2010

PULASKI BANK SAVINGS & OWNERSHIP PLAN

Statements of Net Assets Available for Benefits

December 31, 2009 and 2008

	2009	2008
Assets:		
Cash	$ 20,000	$ 60,283
Investments, at fair value:		
Pulaski Financial Corp. stock fund	4,938,174	4,781,563
Collective investment trusts	2,155,817	1,854,955
Mutual funds	5,767,844	2,785,344
Participant loans	361,667	238,663
Total investments	13,223,502	9,660,525
Employer contributions receivable	855	-
Net assets available for benefits	$ 13,244,357	$ 9,720,808

The accompanying notes are an integral part of these financial statements.

PULASKI BANK SAVINGS & OWNERSHIP PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2009 and 2008

	2009	2008
Additions to assets attributed to:		
Investment Income:		
Net appreciation (depreciation) in fair value of investments	$ 1,507,285	$ (4,478,992)
Interest	17,076	14,195
Dividends	253,324	151,939
Investment gain (loss), net	1,777,685	(4,312,858)
Contributions:		
Employer contributions	740,568	639,093
Employee contributions	1,436,191	1,303,623
Rollovers	39,100	107,581
Total contributions	2,215,859	2,050,297
Assets transferred in	-	5,072,803
Total additions	3,993,544	2,810,242
Deductions:		
Benefits paid to participants	407,113	1,673,108
Administrative expenses	62,882	48,668
Total deductions	469,995	1,721,776
Net increase in net assets available for benefits	3,523,549	1,088,466
Net assets available for benefits:		
Beginning of year	9,720,808	8,632,342
End of year	$ 13,244,357	$ 9,720,808

The accompanying notes are an integral part of these financial statements.

(1) Description of Plan

The following description of the Pulaski Bank Savings & Ownership Plan (the Plan) provides only general information. Participants should refer to the plan document for a more complete description of the Plan's provisions.

(a) General

The Plan is a defined contribution plan established by Pulaski Bank, a wholly-owned subsidiary of Pulaski Financial Corp. (the Company) under the provision of Section 401(a) of the Internal Revenue Code (IRC), which includes a qualified cash or deferred arrangement as described in Section 401(k) of the IRC, for the benefit of eligible employees of the Company. All employees of the Company who have obtained six months of employment with the Company and attained age 21 are eligible to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

(b) Contributions

Participants may contribute up to 75% of their pretax base compensation, as defined by the Plan, subject to certain limitations. The Company contributes an amount equal to 75% of each participant's contribution, up to 5% of each participant's pretax base compensation.

(c) Vesting

Plan participants are immediately vested in their contributions, plus actual earnings thereon. Vesting in Company contributions occurs 25% per year until fully vested after four years of service. See Note 5, Plan Termination.

(d) Investment Options

Participants may elect to have their individual accounts allocated to any one or a combination of the available investment options. Participants may change their investment elections at any time. Investment options include Pulaski Financial Corp. common stock and Schwab Managed funds that represent party-in-interest transactions allowable under ERISA regulations.

(e) Forfeitures

At the time a participant terminates employment, the nonvested portion of their employer contribution account is forfeited and applied to reduce subsequent employer contributions or to pay plan expenses. At December 31, 2009 and 2008 forfeited nonvested accounts totaled $29,241 and $26,606, respectively. In 2009 and 2008 employer contributions were reduced from forfeited nonvested accounts by $15,221 and $26,685, respectively.

(f) Payment of Benefits

In the event of retirement, death, total or permanent disability, legally adjudicated mental incompetence, or upon termination of the Plan, a participant's benefits will be distributed as follows:

- If the participant's vested benefit in the Plan does not exceed $1,000, the benefit will be disbursed in a single lump sum payment.
- If the participant's vested balance exceeds $1,000 but is less than $5,000 and the participant makes no election to have the vested balance distributed or directly rolled over to another qualified plan, then the account will be directly rolled over to an IRA in the participant's name.
- If the participant's vested balance exceeds $5,000, the participant may generally elect to receive a distribution in a single lump sum payment in cash or property or in installments over a period of not more than the assumed life expectancy of the participant or of the participant and the participant's beneficiary.

(g) Participant Loans

Participants are allowed to borrow up to 50% of their vested account balances, with a minimum of $1,000 and a maximum of $50,000, subject to certain provisions in the Plan. The loans carry a fixed interest rate equal to the prime interest rate at the time of origination plus 1% and are repayable over periods of up to 5 years for a general loan and 15 years if for the purchase of the participant's primary residence.

(h) Participant Accounts

Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and (b) plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

(2) Summary of Significant Accounting Policies

The following are the significant accounting policies followed by the Plan:

a) Basis of Presentation

The accompanying financial statements conform to U.S. generally accepted accounting principles and to prevailing practices commonly used to prepare financial statements of employee benefit plans. Distributions are recorded when paid.

b) Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

c) *Investment Valuation and Income Recognition*

The Plan's investments are stated at fair value. See Note 4 for discussion of fair value measurements. Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

The stock fund is measured in units instead of shares. Each unit contains shares of Pulaski Financial Corp. stock and a cash position targeted to fluctuate between three percent and six percent of the fund balance.

d) *Administrative Expenses*

Certain expenses incurred in connection with the general administration of the Plan are paid by the Plan and are recorded in the accompanying statement of changes in net assets available for benefits.

3) Investments

The following table presents investments held as of December 31, 2009 and 2008. Investments that exceed 5% of assets available for benefits at December 31, 2009 and 2008 are separately identified.

Investments at fair value:		2009		2008
Pulaski Financial Corp. stock fund	$	4,938,174	$	4,781,563
Federated Capital Preservation IP		491,628		781,529
Euro-pacific Growth Fund R5		947,824		-
Growth Fund of America R5		966,525		-
PIMCO Total Ret Institutional		814,691		-
Vanguard Windsor II Admiral Shares		736,939		-
Schwab Managed Retirement Trust Fund 2020		705,711		-
Other investments		3,622,010		4,097,433
Total	$	13,223,502	$	9,660,525

During 2009 and 2008, the Plan's investments appreciated (depreciated) in value as follows:

		2009		2008
Pulaski Financial Corp. stock fund	$	(70,978)	$	(1,083,716)
Mutual funds		1,232,737		(1,478,793)
Collective investment trusts		345,526		(1,916,483)
Net appreciation (depreciation) in fair value of investments	$	1,507,285	$	(4,478,992)

4) Fair Value Measurements

Financial Accounting Standards Board (FASB) *Accounting Standards Codification* (ASC) 820, *Fair Value Measurements and Disclosures,* provides a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1 - Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the plan has the ability to access.

Level 2 - Inputs to the valuation methodology include:

- quoted prices for similar assets or liabilities in active markets;
- quoted prices for identical or similar assets or liabilities in inactive markets;
- inputs other than quoted prices that are observable for the asset or liability;
- inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 - Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs. Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2009 and December 31, 2008.

Publicly Traded Securities: Publicly traded mutual funds and equities are valued at (i) applicable trade price, offering price or evaluated price reflected in a trade executed directly by a trading desk, (ii) obtained from industry-standard pricing vendors, or (iii) obtained from the issuers themselves.

Other Securities: The values included for other assets, including insurance policies, collective trust funds, participant loans, and non-publicly traded securities are based on receipt of either (i) net asset values specifically calculated and reported in accordance with generally accepted accounting principles (GAAP) and provided by issuers or their agents, (ii) valuations determined and reported by an independent third party valuation firm, or (iii) a direct instruction from a plan fiduciary to use a specific value, including those they may have obtained directly from an independent third party valuation firm.

Charles Schwab Trust Company Collective Trust Funds (CSTC): State Street Bank & Trust Company, as the fund accountant and custodian for the CSTC collective trust funds, is responsible for monitoring securities valuations in the funds on a daily basis by reviewing all securities in the funds and making preliminary judgments as to their appropriate disclosure classification. For purposes of regulatory filings and report preparation, CSTC's fund administration team reviews all reconciliations prior to inclusion of disclosures in the annual financial statements.

The following table sets forth by level, within the fair value hierarchy, the plan's assets at fair value as of December 31, 2009:

Assets at Fair Value
As of December 31, 2009

	Level 1	Level 2	Level 3	Total
Common stocks				
Financials	$ 4,938,174	$ -	$ -	$ 4,938,174
Mutual Funds				
Growth funds	1,592,403	-	-	1,592,403
Value funds	1,482,799	-	-	1,482,799
Index funds	547,053	-	-	547,053
Bond funds	814,691	-	-	814,691
Foreign stock funds	1,196,816	-	-	1,196,816
Real estate fund	134,082	-	-	134,082
Total mutual funds	5,767,844	-	-	5,767,844
Collective investment trust	-			
Lifecycle funds	-	1,664,189	-	1,664,189
Stable value fund	-	491,628	-	491,628
Total collective investment trust	-	2,155,817	-	2,155,817
Participant loans	-	361,667	-	361,667
Total assets at fair value	$ 10,706,018	$ 2,517,484	$ -	$ 13,223,502

Assets at Fair Value
As of December 31, 2008

	Level 1	Level 2	Level 3	Total
Common stocks				
Financials	$ 4,781,563	$ -	$ -	$ 4,781,563
Mutual Funds			-	
Growth funds	746,029	-	-	749,029
Value funds	701,473	-	-	701,473
Index funds	378,967	-	-	378,967
Bond funds	373,474	-	-	373,474
Foreign stock funds	525,585	-	-	525,585
Real estate fund	59,816	-	-	59,816
Total mutual funds	2,785,344	-	-	2,785,344
Collective investment trust				
Lifecycle funds	-	1,073,426	-	1,073,426
Stable value fund	-	781,529	-	781,529
Total collective investment trust	-	1,854,955	-	1,854,955
Participant loans	-	238,663	-	238,663
Total assets at fair value	$ 7,566,907	$ 2,093,618	$ -	$ 9,660,525

5) Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to suspend or discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event that the Plan is discontinued or terminated, participants will immediately be deemed fully vested. The Company may continue the Plan as necessary to carry out distribution of benefits to participants upon retirement, disability, death or termination of employment; or some or all of the Plan assets may be reduced to cash and, after payment of liabilities, the remaining assets valued and the participants' account balances proportionately adjusted, and such balances distributed to the participants.

6) Federal Income Tax Status

The Plan received a favorable determination letter from the Internal Revenue Service dated March 7, 2002, which states that the Plan and its underlying trust qualify under the applicable provisions of the IRC and, therefore, are exempt from income taxes. The Plan is being operated in compliance with the applicable requirements of ERISA. Although the Plan has been amended since receiving the determination letter, the Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

7) Related-Party Transactions

Certain plan investments are shares of collective investment trusts and mutual funds that are managed by Charles Schwab, the custodian of the Plan, and therefore, these transactions qualify as party-in-interest transactions. Additionally, Plan investments include shares of Pulaski Financial Corp. common stock. Pulaski Financial Corp. is the Plan Sponsor, as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. During the years ended December 31, 2009 and 2008 transactions with these investments included aggregated purchases of $1,773,592 and $1,775,242, respectively and aggregated sales of $1,530,896 and $1,848,322, respectively. These transactions are allowable party-in-interest transactions under Section 408(b)(8) of the ERISA regulations.

8) Risks and Uncertainties

The Plan invests in various investments, which are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investments, it is at least reasonably possible that changes in the values of these investments will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

9) Asset Transfers

On July 7, 2008, the Board of Directors approved the merger of the Pulaski Bank Employee Stock Ownership Plan (ESOP) into the Pulaski Bank Employees' Savings & Profit Sharing Plan and Trust. The merged plan is known as Pulaski Bank Savings & Ownership Plan (Amended and Restated Effective September 1, 2008). Assets totaling $5,072,803 and consisting of Pulaski Financial Corp. common stock and cash related to participants' balances in the ESOP were merged into the Pulaski Bank Savings & Ownership Plan on September 1, 2008. Accordingly, that amount was reported as "Assets transferred in" in the accompanying financial statements.

10) Delinquent Participant Contributions

As reported on the Form 5500, Schedule H, Line 4(a) – Schedule of Delinquent Participant Contributions, certain participant contributions totaling $597 were not remitted to the trust within the time frame specified by the Department of Labor's Regulation 29 CFR 2510.3-102, thus constituting non-exempt transaction between the Plan and the Company during 2009. During 2010, the Company has incurred expense of $10 relating to remittance of earnings on delinquent contributions to the Plan.

11) Subsequent Events

Effective with the first payroll in January 2010, the Company suspended the employer matching contribution for the 2010 plan year. The Plan Administrator evaluated all events or transactions occurring between the Statements of Net Assets Available for Benefits date and the date of issuance of the financial statements that would require recognition or disclosure in the financial statements.

PULASKI BANK SAVINGS & OWNERSHIP PLAN

EIN 43-1671968

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2009

Shares or Units	Description of Investments		Current Value
151,153	Pulaski Financial Corp. stock fund*	$	4,938,174
	Mutual funds:		
35,430	Growth Fund of America R5		966,525
24,760	Europacific Growth Fund R5		947,824
75,434	PIMCO Total Return Institutional		814,691
13,016	Vanguard Windsor II Admiral Shares		736,939
8,689	Vanguard 500 Index Signal		547,053
18,940	Turner Midcap Growth Investor		525,010
19,378	CRM Mid Cap Value Institutional		470,111
17,408	American Beacon Small Cap Value Institutional		275,749
6,790	Dodge & Cox International Stock		216,254
9,140	ING Global Real Estate I		134,082
5,170	BlackRock Sm Cap Growth Equity Institutional		100,868
2,692	Forward International Small Co Institutional		32,738
	Total mutual funds		5,767,844
	Collective investment trusts:		
49,163	Federated Capital Preservation Fund IP		491,628
2,968	Schwab Managed Retirement Trust Fund Income CL I*		35,114
3,460	Schwab Managed Retirement Trust Fund 2010 CL I*		51,028
46,216	Schwab Managed Retirement Trust Fund 2020 CL I*		705,711
29,260	Schwab Managed Retirement Trust Fund 2030 CL I*		458,217
19,368	Schwab Managed Retirement Trust Fund 2040 CL I*		302,721
13,838	Schwab Managed Retirement Trust Fund 2050 CL I*		111,398
	Total collective investment trusts		2,155,817
361,667	Participant loans (various maturities with interest rates 4.25% to 9.25%)*		361,667
	Total investments	$	13,223,502

* Represent party-in-interest transactions allowable under ERISA regulations.

PULASKI BANK SAVINGS & OWNERSHIP PLAN

EIN 43-1671968

Schedule H, Line 4a – Schedule of Delinquent Participant Contributions

December 31, 2009

Total That Constitute Nonexempt Prohibited Transactions

Participant Contributions Transferred Late to Plan	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	Total Fully Corrected Under VFCP and PTE 2002-51
$597	-	$597	-	-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on the Plan's behalf by the undersigned hereunto duly authorized.

Date: June 21, 2010

Pulaski Bank Savings and Ownership Plan

By: Paul J. Milano
Name: Paul J. Milano
Title: Plan Administrator

Exhibit Index

Exhibit No.	Description
23.1	Consent of Independent Registered Public Accounting Firm

BROWN SMITH WALLACE LLC
1050 N. LINDBERGH BOULEVARD ST. LOUIS, MO 63132 PH 314.983.1200 FX 314.983.1300 WWW.BSWLLC.COM
A MEASURABLE DIFFERENCE℠

Exhibit 23

Consent of Independent Registered Public Accounting Firm

We consent to incorporation by reference in the Registration Statement (Form S-8 No. 333-84392) of our report dated June 21, 2010, relating to the statement of net assets available for benefits of the Pulaski Bank Savings & Ownership Plan as of December 31, 2009 and 2008, the related statement of changes in net assets available for benefits for the years then ended, and the related supplemental schedules of assets (held at end of year) and delinquent participant contributions as of December 31, 2009, which report appears in the December 31, 2009 Annual Report on Form 11-K of the Pulaski Bank Savings & Ownership Plan.



Brown Smith Wallace, L.L.C.

June 21, 2010
St. Louis, MO